Exhibit (a)(1)-5

                              KALMIA INVESTORS, LLC
                               601 CARLSON PARKWAY
                                    SUITE 200
                           MINNETONKA, MINNESOTA 55305

                 KALMIA ANNOUNCES WAIVER OF CONDITION TO TENDER
              OFFER FOR LIMITED PARTNERSHIP UNITS OF WESTIN HOTELS
                 LIMITED PARTNERSHIP AND EXTENSION OF OFFER TO
                                 AUGUST 29, 2003

FOR IMMEDIATE RELEASE

Minnetonka, Minnesota, July 29, 2003. Kalmia Investors, LLC ("Kalmia") today announced that it had waived the condition to its tender offer (the "Offer") for Units of Limited Partnership Interest in Westin Hotels Limited Partnership that a minimum of 58,200 Units be tendered. In connection with the waiver of this condition, Kalmia has also extended the expiration date of the Offer to August 29, 2003, at 5:00 P.M., Eastern Time. All other conditions of the Offer remain in effect.

     The Offer of $550 in cash per Unit is for up to 79,917 Units, representing approximately 59% of the Units outstanding on the date of the Offer. As of July 28, 2003, no Units have been tendered in the Offer.

     THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE, NOR A SOLICITATION OF AN OFFER TO SELL THE UNITS. THE OFFER IS MADE ONLY BY THE OFFER TO PURCHASE AND THE RELATED AGREEMENT OF SALE AND IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM) HOLDERS OF UNITS IN ANY JURISDICTION WHICH THE OFFER OR THE ACCEPTANCE THEREOF WILL NOT BE IN COMPLIANCE WITH THE SECURITIES LAWS OF SUCH JURISDICTION; IN THOSE JURISDICTIONS WHERE SECURITIES LAWS REQUIRE THE OFFER TO BE MADE BY A LICENSED BROKER OR DEALER, THE OFFER SHALL BE DEEMED TO BE MADE ON BEHALF OF KALMIA ONLY BY ONE OR MORE REGISTERED BROKERS OR DEALERS LICENSED UNDER THE LAWS OF SUCH JURISDICTION.

     For further information, contact:

     Kalmia Investors, LLC
     Investor Relations
     (800) 547-0854